UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated August 3, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	August 6, 2018

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 3, 2018

Re.: Proceedings and Voting Results of the 73rd Annual General Meeting (AGM) of Tata Motors Limited (“the Company”) held on August 3, 2018

We hereby inform that, the 73rd AGM of the Company was held on August 3, 2018 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, to transact the business as stated in the Notice dated May 23, 2018, convening the AGM.

In this regard, please find enclosed the following:

i.

Summary of the proceedings of the AGM of the Company as required under Regulation 30 and Part A of Schedule III of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“the Listing Regulations”) - Annexure A.

ii.	Voting results of the business transacted at the AGM, as required under Regulation 44(3) of the Listing Regulations - Annexure B.

iii.	The Scrutinizer’s Report dated August 3, 2018, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure C.

The Meeting concluded at 7:45 p.m. (IST).

The Voting Results alongwith the Scrutinizer’s Report is available on the Company’s website at www.tatamotors.com.

This is for your information and records.

News Release – 2	August 3, 2018

Annexure A

TATA

Summary of proceedings of the 73rd Annual General Meeting

The 73rd Annual General Meeting ("AGM"/"Meeting") of the Members of Tata Motors Limited ("the Company") was held on Friday, August 3, 2018 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020. The AGM was streamed live through webcast for the benefit of the shareholders who could not attend the Meeting in person.

Mr Natarajan Chandrasekaran chaired the Meeting. The requisite quorum being present, the Chairman called the Meeting to order. All the Directors except for Mr Vinesh Jairath attended the Meeting. The Chairman delivered his speech, which was followed by a presentation by Mr. P B Balaji, Group Chief Financial Officer.

The Chairman informed that Mr P N Parikh of M/s Parikh & Associates, Practicing Company Secretaries (Membership No. FCS 327) was the Scrutinizer appointed by the Board to scrutinize the remote e-voting and electronic voting at the AGM.

The Chairman informed the Members that the facility of remote e-voting for the Members was made available till August 2, 2018 and that the facility for electronic ballot had been provided at the AGM venue. The Chairman requested the Members, who were present at the AGM but had not cast their votes by remote e-voting, to cast their vote at the Meeting.

The following resolutions set out in the Notice convening the AGM were proposed and seconded by Members:

Item No.	Details of the Agenda	Resolution required
1	To receive, consider and adopt the Audited Standalone Financial Statement of the Company for the financial year ended March 31, 2018 together with the Reports of the Board of Directors and the Auditors thereon.	Ordinary
2	To receive, consider and adopt the Audited Consolidated Financial Statement of the Company for the financial year ended March 31, 2018 together with the Report of the Auditors thereon.	Ordinary
3	To appoint a Director in place of Mr Guenter Butschek (DIN: 07427375) who, retires by rotation and being eligible, offers himself for re-appointment.	Ordinary
4	To appoint Ms Hanne Birgitte Sorensen (DIN: 08035439) as a Director and as an Independent Director.	Ordinary
5	To ratify Cost Auditor's Remuneration.	Ordinary
6	To make offer or invitation for subscribing to Non-Convertible Debentures/Bonds on a private placement basis.	Special
7	To adopt and implement the Tata Motors Limited Employees Stock Option Scheme 2018 and the grant of stock options to the Eligible Employees under the Scheme.	Special

The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. The Chairman responded to all the queries raised by Members.

The Chairman thanked the Members for attending and participating in the Meeting and requested the Members to continue voting. The Chairman authorized the Company Secretary to carry out the voting process and declare the results of voting. He informed the Members that the voting results will be made available on the websites of the Company, the National Securities and Depositories Limited stock exchanges and within 48 hours from the conclusion of the Meeting. The Meeting concluded at 7:45 p.m. The Scrutinizer’s Report was received after the conclusion of the Meeting on August 3, 2018 and as set out therein all the said resolutions were declared passed with the requisite majority. Yours faithfully, Tata Motors Limited H K Sethna Company Secretary

News Release – 3	August 3, 2018

Annexure B

TATA MOTORS LIMITED Date of the AGM August 3, 2018 Ordinary Shareholders: 903653 Total number of shareholders on cut-off date (July 27, 2018) ‘A’ Ordinary Shareholders : 176500 Total : 1080153 No. of shareholders present in the Meeting either in person or in proxy: Promoters and Promoter Group:9 8 Public: 469 469 No. of shareholders attended the Meeting Video Conferencing: Nil Promoters and Promoter Group: Public:

-

TATA MOTORS LIMITED

Resolution (1)

Resolution required: (Ordinary / ~~Special~~)	ORDINARY
Whether promoter/ promoter group are interested in the agenda/resolution?	NO

To receive, consider and adopt the Audited Standalone Financial Statement of the Company for the financial year ended March 31, 2018 together with the Reports of the Board of Directors and the Auditors thereon.

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
		E-Voting			1050202226	100.00	1050202226	0	100.00	0.00
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
1	Promoter and Promoter Group	Total	1050644727	1050202226	1050202226	100.00	1050202226	0	100.00	0.00
		E-Voting			788731525	70.36	788731525	0	100.00	0.00
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
2	Public - Institutional holders	Total	1479474474	1120939213	788731525	70.36	788731525	0	100.00	0.00
		E-Voting			422958776	55.14	422480550	478226	99.89	0.11
		Poll			125885	0.02	90212	35673	71.66	28.34
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
3	Public-Others	Total	865731864	767057483	423084661	55.16	422570762	513899	99.88	0.12
		E-Voting			2261892527	76.98	2261414301	478226	99.98	0.02
		Poll			125885	0.00	90212	35673	71.66	28.34
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
	Total	**Total**	**3395851065**	**2938198922**	**2262018412**	**76.99**	**2261504513**	**513899**	**99.98**	**0.02**

TATA MOTORS LIMITED Resolution(2) Resolution required: (Ordinary I special) ORDINARY Whether promoter/ promoter group are interested in the agenda/resolution? NO To receive, consider and adopt the Audited Consolidated Financial Statement of the Company for the financial year ended March 31, 2018 together with the Report of the Auditors thereon. Promoter/Public Mode of Voting Total No. of Shares Held No. of votes polled Total No. of Votes on Shares Held 0/o of Votes outstanding no shares No. of Votes •in favour No. of Votes - 0/o of Votes in favour on votes polled 0/o of votes against against on votes polled [4]=[(3)/ (2)[*100 [7] = [(5)/ [8]=[(6)/ [ 1] [2] [3] [5] [6] (3)]* 100 (3)]/*100 E-Voting 1050202226 100.00 1050202226 0 100.00 0.00 Poll 0 0.00 0 0 0.00 0.00 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 1 Promoter and Promoter Group Total 1050644727 1050202226 1050202226 100.00 1050202226 0 100.00 0.00 E-Voting 788731525 70.36 788731525 0 100.00 0.00 Poll 0 0.00 0 0 0.00 0.00 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 2 Public - Institutional holders Total 1479474474 1120939213 788731525 70.36 78873 1525 0 100.00 0.00 E-Voting 422952929 55.14 422482498 470431 99.89 0. 11 Poll 125885 0.02 90362 35523 71.78 28.22 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 3 Public-Others Total 865731864 767057483 423078814 55.16 422572860 505954 99.88 0.12 E-Voting 2261886680 76.98 2261416249 470431 99.98 0.02 Poll 125885 0.00 90362 35523 71.78 28. 22 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 Total Total 3395851065 2938198922 2262012565 76.99 2261506611 505954 99.98 0.02

TATA MOTORS LIMITED										
Resolution (3)										
Resolution required: (Ordinary / ~~Special~~)					ORDINARY					
Whether promoter/ promoter group are interested in the agenda/resolution?					NO					
To appoint a Director in place of Mr Guenter Butschek (DIN: 07427375) who, retires by rotation and being eligible, offers himself for re-appointment.										
	Promoter/Public	**Mode of Voting**	**Total No. of Shares Held**	**Total No. of Votes on Shares Held**	**No. of votes polled**	**% of Votes Polled on outstanding shares**	**No. of Votes - in favour**	**No. of Votes - against**	**% of Votes in favour on votes polled**	**% of Votes against on votes polled**
			[1]	**[2]**	**[3]**	**[4]=[(3)/(2)]*100**	**[5]**	**[6]**	**[7]=[(5)/(3)]*100**	**[8]=[(6)/(3)]*100**
		E-Voting			1050202226	100.00	1050202226	0	100.00	0.00
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
1	Promoter and Promoter Group	Total	1050644727	1050202226	1050202226	100.00	1050202226	0	100.00	0.00
		E-Voting			832596830	74.28	830735502	1861328	99.78	0.22
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
2	Public - Institutional holders	Total	1479474474	1120939213	832596830	74.28	830735502	1861328	99.78	0.22
		E-Voting			423292038	55.18	415625350	7666688	98.19	1.81
		Poll			125885	0.02	90102	35783	71.57	28.43
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
3	Public-Others	Total	865731864	767057483	423417923	55.20	415715452	7702471	98.18	1.82
		E-Voting			2306091094	78.49	2296563078	9528016	99.59	0.41
		Poll			125885	0.00	90102	35783	71.57	28.43
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
	Total	**Total**	**3395851065**	**2938198922**	**2306216979**	**78.49**	**2296653180**	**9563799**	**99.59**	**0.41**

TATA
TATA MOTORS LIMITED

TATA MOTORS LIMITED										
Resolution (4)										
Resolution required: (Ordinary / ~~Special~~)					ORDINARY					
Whether promoter/ promoter group are interested in the agenda/resolution?					NO					
Appointment of Ms Hanne Birgitte Sorensen (DIN: 08035439)as a Director and as an Independent Director										
	Promoter/Public	**Mode of Voting**	**Total No. of Shares Held**	**Total No. of Votes on Shares Held**	**No. of votes polled**	**% of Votes Polled on outstanding shares**	**No. of Votes - in favour**	**No. of Votes - against**	**% of Votes in favour on votes polled**	**% of Votes against on votes polled**
			[1]	**[2]**	**[3]**	**[4]=[(3)/(2)]*100**	**[5]**	**[6]**	**[7]=[(5)/(3)]*100**	**[8]=[(6)/(3)]*100**
		E-Voting			1050202226	100.00	1050202226	0	100.00	0.00
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
1	Promoter and Promoter Group	Total	1050644727	1050202226	1050202226	100.00	1050202226	0	100.00	0.00
		E-Voting			824413038	73.55	823808963	604075	99.93	0.07
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
2	Public - Institutional holders	Total	1479474474	1120939213	824413038	73.55	823808963	604075	99.93	0.07
		E-Voting			423395819	55.20	419593482	3802337	99.10	0.90
		Poll			125885	0.02	90077	35808	71.55	28.45
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
3	Public-Others	Total	865731864	767057483	423521704	55.21	419683559	3838145	99.09	0.91
		E-Voting			2298011083	78.21	2293604671	4406412	99.81	0.19
		Poll			125885	0.00	90077	35808	71.55	28.45
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
	Total	**Total**	**3395851065**	**2938198922**	**2298136968**	**78.22**	**2293694748**	**4442220**	**99.81**	**0.19**

TATA
TATA MOTORS LIMITED

TATA MOTORS LIMITED										
Resolution (5)										
Resolution required: (Ordinary / Special)					ORDINARY					
Whether promoter/ promoter group are interested in the agenda/resolution?					NO					

Ratification of Cost Auditor s Remuneration.

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	E-Voting	1050644727	1050202226	1050202226	100.00	1050202226	0	100.00	0.00
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
		Total			1050202226	100.00	1050202226	0	100.00	0.00
2	Public - Institutional holders	E-Voting	1479474474	1120939213	832596830	74.28	832596830	0	100.00	0.00
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
		Total			832596830	74.28	832596830	0	100.00	0.00
3	Public-Others	E-Voting	865731864	767057483	423288205	55.18	422837479	450726	99.89	0.11
		Poll			125890	0.02	90191	35699	71.64	28.36
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
		Total			423414095	55.20	422927670	486425	99.89	0.11
	Total	E-Voting	**3395851065**	**2938198922**	2306087261	78.49	2305636535	450726	99.98	0.02
		Poll			125890	0.00	90191	35699	71.64	28.36
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
		Total			**2306213151**	**78.49**	**2305726726**	**486425**	**99.98**	**0.02**

TATA
TATA MOTORS LIMITED

TATA MOTORS LIMITED

Resolution (6)

Resolution required: (Ordinary / Special)	SPECIAL
Whether promoter/ promoter group are interested in the agenda/resolution?	NO

Private placement of Non-Convertible Debentures/Bonds.

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	E-Voting	1050644727	1050202226	1050202226	100.00	1050202226	0	100.00	0.00
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
		Total			1050202226	100.00	1050202226	0	100.00	0.00
2	Public - Institutional holders	E-Voting	1479474474	1120939213	832767644	74.29	832767644	0	100.00	0.00
		Poll			0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
		Total			832767644	74.29	832767644	0	100.00	0.00
3	Public-Others	E-Voting	865731864	767057483	423201247	55.17	422231131	970116	99.77	0.23
		Poll			125885	0.02	80464	45421	63.92	36.08
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
		Total			423327132	55.19	422311595	1015537	99.76	0.24
	Total	E-Voting			2306171117	78.49	2305201001	970116	99.96	0.04
		Poll			125885	0.00	80464	45421	63.92	36.08
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00
		Total	**3395851065**	**2938198922**	**2306297002**	**78.49**	**2305281465**	**1015537**	**99.96**	**0.04**

TATA MOTORS LIMITED

TATA MOTORS LIMITED Resolution (7) Resolution required: (Ordinary / Special) SPECIAL Whether promoter / promoter group are interested in the agenda/resolution? NO Tata Motors Limited Employees Stock Option Scheme 2018 and grant of stock options to the Eligible Employees under the Scheme. Promoter/ Public Mode of Voting Total No. of Shares Held Total No. of Votes on Shares Held No. of votes polled % of Votes Polled on outstanding shares No. of Votes - in favour No. of Votes - against 0/o of Votes in favour on votes polled 0/o of Votes against on votes polled [1] [2] [3] [4]=[(3)/(2)]* 100 [5] [6] [7]=[(5)/(3)]*100 [8]=[(6)/(3)]*100 E-Voting 1050202226 100.00 1050202226 0 100.00 0.00 Poll 0 0.00 0 0 0.00 0.00 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 1 Promoter and Promoter Group Total 1050644727 1050202226 1050202226 100.00 1050202226 0 100.00 0.00 E-Voting 835602368 74.54 824176157 11426211 98.63 1.37 Poll 0 0.00 0 0 0.00 0.00 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 2 Public - Institutional holders Total 1479474474 1120939213 835602368 74.54 824176157 11426211 98.63 1.37 E-Voting 423421799 55.20 414155864 9265935 97.81 2.19 Poll 125885 0.02 80140 45745 63.66 36.34 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 3 Public-Others Total 865731864 767057483 423547684 55.22 414236004 9311680 97.80 2.20 E-Voting 2309226393 78.59 2288534247 20692146 99.10 0.90 Poll 125885 0.00 80140 45745 63.66 36.34 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 Total Total 3395851065 2938198922 2309352278 78.60 2288614387 20737891 99.10 0.90

News Release – 4	August 3, 2018

Annexure C

PARIKH & ASSOCIATES COMPANY SECRETARIES Office : 111 , 11th Floor, Sai-Dwar CHS Ltd, Sab TV Lane, Opp Laxmi Industrial Estate Off Link Road, Above Shabari Restaurant, Andheri (W), Mumbai : 400 053 Tel. : 26301232 1 26301233 1 26301240 Email : cs@parikhassociates.com parikh .associates@rediffmail.com To, The Chairman Tata Motors Limited Bombay House, 24 Homi Mody Street, Mumbai – 400001 Dear Sir, Sub: Consolidated Scrutinizer’s Report on remote e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and voting by electronic ballot system at the Annual General Meeting of Tata Motors Limited held on Friday, August 3, 2018 at 3.00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020. I, P. N. Parikh, of M/ s. Parikh & Associates, Practicing Company Secretaries, had been appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited, pursuant to Section 108 of the Companies Act, 2013 (“the Act”) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, for the purpose of scrutinizing remote e-voting process and voting by electronic ballot system in respect of the below mentioned resolutions proposed at the 73rd Annual General Meeting (AGM) of Tata Motors Limited held on Friday, August 3, 2018 at 3.00 p.m. I was also appointed as Scrutinizer to scrutinize the voting process at the said AGM held on August 3, 2018. The Notice dated May 23, 2018 along with statement setting out material facts under Section 102 of the Act were sent to the Shareholders in respect of the below mentioned resolutions proposed at the AGM of the Company. The Company had availed the remote e-voting facility offered by National Securities Depository Limited (NSDL) for conducting e-voting by the Shareholders of the Company. The Company had also provided voting through electronic ballot system to the shareholders present at the AGM and who had not cast their vote earlier by remote e-voting facility. The shareholders of the company holding shares as on the “cut-off” date of July 27, 2018 were entitled to vote on the resolutions as contained in the Notice of the AGM. The voting period for remote e-voting commenced on Tuesday, July 31, 2018 at 09:00 a.m. (IST) and ended on Thursday, August 2, 2018 at 05:00 p.m. (IST) and the NSDL e-voting platform was blocked thereafter. After the closure of the voting at the AGM, the report on voting done through electronic ballot system at the meeting was generated in my presence and the voting was diligently scrutinized.

The votes cast under remote e-voting facility were thereafter unblocked in the presence of two witnesses who were not in the employment of the Company. I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system. The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting and the voting conducted through electronic ballot system at the meeting on the resolutions contained in the notice of the AGM. My responsibility as scrutinizer for the remote e-voting and the voting conducted through electronic ballot system at the meeting is restricted to making a Scrutinizer’s Report of the votes cast in favour or against the resolutions. I now submit my consolidated Report as under on the result of the remote e-voting and voting by electronic ballot system at the AGM in respect of the said resolutions. Resolution 1: Ordinary Resolution To receive, consider and adopt the Audited Standalone Financial Statement of the Company for the financial year ended March 31, 2018 together with the Reports of the Board of Directors and the Auditors thereon. (i) Voted in favour of the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 2,911 2,23,43,69,590 AOS* 621 2,71,34,923 Total 3,532 2,26,15,04,513 99.98 (ii) Voted against the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 58 5,13,408 AOS* 13 491 Total 71 5,13,899 0.02 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them OS - - AOS*- - Total - -

Continuation Sheet Resolution 2: Ordinary Resolution To receive, consider and adopt the Audited Consolidated Financial Statement of the Company for the financial year ended March 31, 2018 together with the Report of the Auditors thereon. (i) Voted in favour of the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 2,901 2,23,43,73,075 AOS* 617 2,71,33,536 Total 3,518 2,26,15,06,611 99.98 (ii) Voted against the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 52 5,05,463 AOS* 13 491 Total 65 5,05,954 0.02 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them OS - - AOS* - - Total - -

Continuation Sheet Resolution 3: Ordinary Resolution To appoint a Director in place of Mr. Guenter Butschek (DIN: 07427375) who, retires by rotation and being eligible, offers himself for re-appointment. (i) Voted in favour of the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 2,722 2,27,00,76,733 AOS* 572 2,65,76,447 Total 3,294 2,29,66,53180 99.59 (ii) Voted against the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 239 90,04,195 AOS* 57 5,59,604 Total 296 95,63,799 0.41 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them OS - - AOS* - - Total - -

Continuation Sheet Resolution 4: Ordinary Resolution Appointment of Ms Hanne Birgitte Sorensen (DIN: 08035439) as a Director and as an Independent Director. (i) Voted in favour of the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 2,746 2,26,65,83,963 AOS* 585 2,71,10,785 Total 3,331 2,29,36,94,748 99.81 (ii) Voted against the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 200 44,18,019 AOS* 41 24,201 Total 241 44,42,220 0.19 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them OS - - AOS* - - Total - -

Continuation Sheet Resolution 5: Ordinary Resolution Ratification of Cost Auditors’ Remuneration. (i) Voted in favour of the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 2,773 2,27,85,93,799 AOS* 597 2,71,32,927 Total 3,370 2,30,57,26,726 99.98 (ii) Voted against the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 173 4,85,329 AOS* 30 1,096 Total 203 4,86,425 0.02 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them OS - - AOS* - - Total - -

Continuation Sheet Resolution 6: Special Resolution Private placement of Non-Convertible Debentures/Bonds. (i) Voted in favour of the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 2,725 2,27,81,51,264 AOS* 579 2,71,30,201 Total 3,304 2,30,52,81,465 99.96 (ii) Voted against the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 238 10,10,721 AOS* 47 4,816 Total 285 10,15,537 0.04 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them OS - - AOS* - - Total - -

Continuation Sheet Resolution 7: Special Resolution Tata Motors Limited Employees Stock Option Scheme 2018 and grant of stock options to the Eligible Employees under the Scheme. (i) Voted in favour of the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 2,636 2,26,16,96,519 AOS* 571 2,69,17,868 Total 3,207 2,28,86,14,387 99.10 (ii) Voted against the resolution: Number of members voted Number of valid votes cast by them % of total number of valid votes cast OS 359 2,04,92,492 AOS* 64 2,45,399 Total 423 2,07,37,891 0.90 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them OS - - AOS* - - Total - - *Each ‘A’ Ordinary shareholder is entitled to one vote for every ten ‘A’ Ordinary shares held. Shareholders who have split their votes “assent” as well as “dissent”, while their votes are taken as cast, they have been counted only once for the purpose of number of members under the head “assent”. Thanking you, Yours faithfully,P.N. Parikh Parikh & Associates Practising Company Secretaries FCS: 327 CP No.: 1228 111,11th Floor, Sai Dwar CHS Ltd, Sab TV Lane, Opp. Laxmi lndl. Estate, Off Link Road, Above Shabari Restaurant, Andheri West, Mumbai- 400053 Place: Mumbai Dated: August 03, 2018

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

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Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.